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                               October 15, 2021

       Gianluca Tagliabue
       Chief Financial Officer
       Ermenegildo Zegna Holditalia S.p.A.
       Viale Roma 99/100
       13835 Valdilana loc. Trivero
       Italy

                                                        Re: Ermenegildo Zegna
Holditalia S.p.A.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed September 30,
2021
                                                            File No. 333-259139

       Dear Mr. Tagliabue:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information Description of the Business Combination, page 195

   1. We note your response to prior comment 15 and the revisions to your registration statement; however, we
continue to believe that more prominent disclosure should be provided regarding the
impact of the capital distribution given its significance on the liquidity of the
post-merger entity. In this regard, please address, here and in the forepart of your registration
statement, the potential risks and consequences of using a majority of the proceeds from the
IIAC public shareholders, the proceeds from the IIAC Sponsor, and the proceeds from the
PIPE investors to essentially fund a dividend to the controlling shareholder of Zegna.
 Gianluca Tagliabue
FirstName LastNameGianluca    Tagliabue
Ermenegildo  Zegna Holditalia S.p.A.
Comapany
October 15,NameErmenegildo
            2021              Zegna Holditalia S.p.A.
October
Page 2 15, 2021 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Financial Position as of December 31,
2020, page 200

2. We note your response to prior comment 14, including the revisions you made; however,
         it continues to appear to us that since Zegna   s historical financial
statements do not reflect
         the capital distribution, this transaction should also be reflected in determining the
         Adjusted Zegna column. It appears to us that such a presentation will more appropriately reflect the historical equity structure of Zegna that the public shareholders of IIAC are investing in. Please revise the pro forma balance sheet to more clearly present the financial position of Zegna that the public shareholders of IIAC will invest in by reflecting a reduction to Zegna's historical equity and a related liability that would result from the capital distribution. As noted in your response, since the capital distribution will be funded with proceeds from the merger and related transactions, you should reflect the payment of the related liability as being paid in the Transaction Accounting Adjustments.
Notes to Unaudited Pro Forma Condensed Combined Financial Information
1. Basis of Presentation, page 205

3. We note your response to prior comment 17. Please expand your disclosure, regarding the income tax effects on the pro forma adjustments, to include the information you provided in your response letter.
4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information Adjustment (N), page 211

4. Please reconcile total assets (US $) with the amount appearing on the historical balance sheet of IIAC and in note 3 or clarify why your current presentation is appropriate.
5. We note your response to prior comment 21. As previously requested, please revise your disclosures to clarify that the primary reason for the significant listing expense is due to the fact that the fair value of the Zegna shares being issued to the IIAC Sponsor in exchange for their shares of IIAC significantly exceeds the amount the IIAC Sponsor paid to acquire their IIAC shares.
5. Net Loss per Share, page 212

6. It appears to us that the IIAC Sponsor should refer to footnote (3). Please revise your disclosures accordingly.
Ermenegildo Zegna Holditalia S.p.A Audited Consolidated Financial Statements
7. Revenues, page F-80

7. We note your response to prior comment 30; however, it appears you provide revenue by product line on pages 223-227 and segment revenue by sales channel on pages 233-234.
         In this regard, it remains unclear to us why you have not provided disaggregated revenue by product line and by sales channel, pursuant to paragraph B88 of IFRS 15, and why
 Gianluca Tagliabue
Ermenegildo Zegna Holditalia S.p.A.
October 15, 2021
Page 3
      your MD&A disclosures do not disclose and discuss the factors that impacted changes in revenues by product line and by sales channel during each period presented.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome at 202-551-3865 or Anne Mcconnell at 202-551-3709 if
you have questions regarding comments on the financial statements and related matters. Please contact Perry Hindin at 202-551-3444 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameGianluca Tagliabue
                                                           Division of
Corporation Finance
Comapany NameErmenegildo Zegna Holditalia S.p.A.
                                                           Office of
Manufacturing
October 15, 2021 Page 3
cc:       Scott D Miller
FirstName LastName